Form C

Cover Page

Name of issuer:

Keepsake Tales Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: September 23, 2019

Physical address of issuer:

Headquarters

10300 Ashland Gate Dr
205
Raleigh, NC 27617
United States

Website of issuer:

https://mykeepsaketales.com/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

25,000

Price:

$1.0000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$50,000.00

Deadline to reach the target offering amount:

September 17, 2021 at 00:00:00 UTC

Current number of employees:

2

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$1,045.00	$0.00
Cash & Cash Equivalents	$1,045.00	$0.00
Accounts Receivable	--	--
Short-term Debt	--	--
Long-term Debt	--	--
Revenues/Sales	$2,937.00	$0.00
Cost of Goods Sold	$4,591.00	$0.00
Taxes Paid	$200.00	$0.00
Net Income	$(7,523.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Louisiana	☑ Ohio
☑ Alaska	☑ Maine	☑ Oklahoma
☑ Arizona	☑ Maryland	☑ Oregon
☑ Arkansas	☑ Massachusetts	☑ Pennsylvania
☑ California	☑ Michigan	☑ Rhode Island
☑ Colorado	☑ Minnesota	☑ South Carolina
☑ Connecticut	☑ Mississippi	☑ South Dakota
☑ Delaware	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming
☑ Kentucky	☑ North Dakota	

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Keepsake Tales Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director
Mike Vaggalis	Founder/CEO	August 31, 2019

Previous positions

Position	Responsibilities	Start date	End date
Founder / CEO		August 31, 2019	September 23, 2019

Business experience

Employer Position	Responsibilities	Employer's Principal Business	Start date	End date
Finance Manager (Allstate Insurance)	Led development and implementation of a new agency compensation structure.		June 30, 2016	June 30, 2018
Brand Marketing (Burt's Bees)	Led innovation teams for the new Burt's Bees Cosmetics Business		June 30, 2018	August 31, 2018

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined
Mike Vaggalis	Founder/ CEO	September 23, 2019

Previous positions

Position	Responsibilities	Start date	End date
Founder / CEO		August 31, 2019	September 23, 2019

Business experience

Employer Position	Responsibilities	Employer's Principal Business	Start date	End date
Finance Manager (Allstate Insurance)	Led development and implementation of a new agency compensation structure.		June 30, 2016	June 30, 2018
Brand Marketing (Burt's Bees)	Led innovation teams for the new Burt's Bees Cosmetics Business		June 30, 2018	August 31, 2018

Officer Name	Title	Date Joined
Erin Burchik	Founder / COO	September 23, 2019

Previous positions

Position	Responsibilities	Start date	End date
Founder / COO		September 22, 2019	

Business experience

Employer Position	Responsibilities	Employer's Principal Business	Start date	End date
Co-Founder Live Fully Scholar	Establish the company, run operations		July 31, 2012	September 30, 2019
Founder - The Joy Market	Lead all strategy and execution of children's book publisher		October 14, 2015	January 31, 2018

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Mike Vaggalis	3,333,333 shares of Common Stock	50%
Erin Burchik	2,000,000 shares of Common Stock	30%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Keepsake Tales exists because we believe that every child is one of a kind and intrinsically valuable. We create the most personalized children's books in the world to show every child that they do matter. Keepsake Tales is different because our illustration process starts with a picture of the child, which we translate into an illustration that matches the style of the story, enabling us to show every child – regardless of what they look like – that they are the champion of their story.

We've created an ownable differentiator - the world's most robust illustration model. This enables us to craft stories which resonate for all children - including those who are underrepresented in all other children's books. Serving those children unlocks a blue ocean business opportunity and exemplifies our social purpose.

Securing funding will enable us to invest in developing our Personalization Platform, to protect that technology with a patent, to drive strong B2C revenues with new book launches, and to lay the foundation for a B2B2C business model by integrating ourselves within an established value chain.

Currently, we are a direct to consumer, e-commerce operation. We generate revenue directly from sales of physical books directly from our website.

We are intentionally priced at a premium to our competitors as a signal of the superior value that we deliver through our heightened personalization experience. We drive velocities via strategic price discounting. This "High-Low" pricing model is category normative and consumers have been conditioned to purchase at discount, while associating the base price with product quality.

Our go-to market has primarily relied upon rev-share agreements with our national strategic partners (notably, Mandy Harvey, No Barriers, Gigi's Playhouse and the National Down Syndrome Congress). We've learned that in order to drive significant D2C revenue, we need to augment this strategy with paid search, paid social and paid influencer tactics.

With a fully developed Personalization Platform, and the associated IP, we also see an opportunity to extend into a B2B2C business model. In this way, we will differentiate our revenue streams via licensing agreements, establish our value within an existing value chain and set the stage for a large exit. More details on this opportunity available upon request.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Of course an investment in any company carries a degree of risk. Keepsake Tales has identified the following specific risks to our Offering:

- There is no certainty the company will be able to obtain a patent for its product, creating risk that our core differentiator could be replicated.
- Keepsake Tales has limited operating history, making it more difficult for investors to observe the skill and experience of the core operating team.
- There are established competitors in this space and new competitors may enter, thereby making it more difficult to reach a large number of customers and drive meaningful revenue.
- Keepsake Tales relies on PR and marketing partnerships, and may be challenged to acquire customers if those partnerships ever change.
- There is no certainty that our core technology will work as we expect it to work, which would inhibit our ability to sell a product to consumers, limiting our revenue projections.
- There is a risk that customers will not will not value the Keepsake Tales product as much as we expect, which would inhibit our ability to sell a product to consumers, limiting our revenue projections.
- There's no certainty that Keepsake Tales will achieve the marketing efficiency rates that we expect, which would reduce the total number of customers we can reach and inhibit the total revenue we can generate.
- There's a risk that our core claims used in our messaging may be challenged (e.g. we brand ourselves as the most personalized children's books in the world), which may inhibit the amount of revenue that we can drive.
- There's a risk that we may not develop the strong channel partners that will help us scale quickly, which would inhibit our ability to sell a product to consumers, limiting our revenue projections.
- Keepsake Tales may be unable to expand as expected, which would inhibit our ability to sell a product to consumers, limiting our revenue projections.
- Keepsake Tales may be unable to raise the funding required to fulfill our core objectives, which would make it more difficult to complete our product development, put our product to market, and ultimately inhibit our ability to drive the revenues required to remain in the market.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

This funding will enable Keepsake Tales to build our initial product line, our core team and realize initial revenue. Use of funds to accomplish these milestones may further position the company for either one of two intended follow-on scenarios. The first is to pursue a larger subsequent funding round of between $1MM - $5MM during the next 12 – 18 months. An alternative scenario is the possibility of an exit within a similar time-frame.

10. How does the issuer intend to use the proceeds of this offering?:

We intend to use our funds to invest in our technology, to develop content, to invest in growth and to grow our team. The following use of funds reflects the best of our knowledge at this point in time, however Keepsake Tales may allocate funds differently if doing so is in the best interest of the company.

Our most critical objective is to develop our core technology. We expect to spend $50K developing an operational prototype and the associated IP.

Next, if we raise our target amount of funding, we expect to invest $20K in developing our next 3 - 4 stories. If we raise our maximum funding amount, we expect to invest up to $40K to build a library of 6 – 8 stories. This funding will be primarily used to pay our illustrators, while we may also use some of the funding to pay an author to write for us.

At a minimum funding raise, we expect to allocate $60K for our team, which will be used to pay the Keepsake Tales founder team a small salary. At our maximum funding raise, we would consider expanding our team by onboarding an in-house developer. We would compensate this individual with a salary of $50K/year + company options. As such, we would allocate $110K of the total fund-raise for our team.

Finally, we will invest in growth. For our category, investing in paid-search, paid-social and paid-influencer marketing is critical. We intend to invest a minimum of $20K in marketing, however if we raise our maximum funding amount, we expect to invest the majority of the incremental funds into marketing (up to $50K).

And in either of the above scenarios, we will pay a 6% success fee at the time of distribution from the Fund America escrow account directly to Fundify for their services in hosting this Offering in their Marketplace.

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Issuer will complete the transaction via the Intermediary partner, Prime Trust, LLC, and deliver the securities to the Investors via the Intermediary Partner, KoreConx, Inc. In the event that the Offering is not completed, withdrawn or otherwise terminated, the Investors will be notified per the requirements as found in 17 CFR 227.304(c) and 17 CFR 227.304(d).

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

We are offering a SAFE Note with the following terms:

Valuation cap: $1,000,000

Automatic conversion to equity upon a future financing round of at least $500,000

Voluntary conversation to equity: If, 24 months after issuance, the notes have not been previously converted pursuant to an automatic conversion, investors may choose to convert each fo the Notes into shares of Keepsake Tales common stock at a conversion price obtained by dividing $1,000,000 by the aggregate number of outstanding shares of the corporations common stock as of the maturity date.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Terms of the securities in this Offering may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary. Disclosures of any proposed changes will adhere to provisions as required by 17 CFR 227.303 "Requirements with respect to transactions." and 17 CFR 227.304 "Completion of offerings, cancellations and reconfirmations."

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Keepsake Tales has signed a term-sheet with The Launch Place for an initial investment in the Launch Place Pre-Seed Fund for an initial $75,000 of investment. The material terms of this offering are below:

- This funding round is via a convertible note
- The valuation cap for this convertible note is $1,000,000
- 24 months after the issuance of funds into Keepsake Tales, the principal and unpaid accrued interest on the note is due and payable
- Simple interest accrues on an annual basis at the rate of 6% per annum (based off of a 365 day year)
- The note is secured against all company assets

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The rights of the offered securities would be diluted to the extent that the note is converted. The holder of the Note would receive the same class of shares as the holders of the SAFE.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

The Issuer is offering a SAFE, which will convert into shares of the class offered in a qualified financing. These may be different from the Issuer's common shares.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

NA. The principal shareholders do not hold any convertible securities.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The SAFE units are being valued at $1.00 per unit, which does not reflect the value of the capital stock into which the SAFE Units may be converted. No actual valuation is being determined at this time.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Upon conversion of the SAFEs in connection with a qualified financing, the holders of the SAFEs will receive [shadow] shares of the stock issued in connection with the qualified financing. Those shares will have limited rights, including limited voting rights, and the holders will be minority stakeholders with no ability to control the management of the Issuer.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

The securities being offered and any shares received upon conversion of the SAFEs are subject to dilution from future issuances of securities, including, but not limited to issuance made in connection with future financings, issuance made pursuant to equity incentive plans (including issuances to the Issuer's officers, directors and affiliated persons)m, issuances made in connection with business combinations and otherwise.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

> **Instructions:**
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

Not applicable.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

No

> **Instructions:**
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Keepsake Tales was incorporated in September of 2019. Since that point, we've operated at a loss. Our total revenues to date are: $6,600, while our total costs to date are $25,000.

We've generated initial revenues through two product sales. The first was a 3-week pilot sale in November of 2019 in which we generated $3,000. The second was a beta test sale in the fall of 2020 in which we drove $3,300. In both of those sales, we relied on a manual personalization process. This manual process was sub-optimal and resulted in both lower sales and higher costs.

Because of our current manual production process, customers were unable to preview the final product prior to completing their purchase. As such, we experienced a lower than expected conversion rate, inhibiting our initial total revenue. As we move from manual to an automated process we expect this to change.

Further, this manual personalization process required us to pay an external art team to execute the personalization. In total, we paid +$10,000 to the digital art team whom we contracted to do this work, thereby increasing our cost of goods sold and inhibiting our ability to make a profit.

We also incurred costs associated with getting the business up and running including legal fees, website fees and research fees.

Through these sales, we also learned that customers in our category make the majority of their purchases after a Google search, or while on social media. As such, we learned that it's critical for us to invest in paid search, paid social and paid influencer marketing efforts as we move into 2021. We learned that our alternative marketing channels, notably the aforementioned revenue-share partnerships, are great ways to drive brand affinity, but should not be relied upon as the cornerstone of our marketing efforts.

As such, we're raising funding to invest in a technical infrastructure that will enable us to automate and optimize our personalization process. Doing so will improve the customer experience, increase our conversions and facilitate higher future revenues. It will also reduce our cost of goods sold, enabling Keepsake Tales to drive an expected 7/1 Lifetime Value to Acquisition cost ratio and attain profitability.

These funds will also enable us to launch a collection of stories and invest in marketing channels that are highly relevant for our market, supporting our growth goals.

After executing these objectives, we expect to be in a position to raise a larger round of funding by the end of 2021. Future funding will be used to further automate and optimize our technical infrastructure, and will primarily be used to invest in our growth, positioning Keepsake Tales for an eventual exit.

> **Instructions:**
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:   No

engaging in the business of securities, insurance or banking?:   No

engaging in savings association or credit union activities?:   No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:   No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:   No

places limitations on the activities, functions or operations of such person?:   No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:   No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

Note:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Instructions:

Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and

2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Not applicable.

Instructions:

If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

04/30/2022

33. Once posted, the annual report may be found on the issuer's website at:

www.mykeepsaketales.com